SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2026

Commission File Number 1-34129

AXIA Energia S.A.

(Exact name of registrant as specified in its charter)

AXIA Energia S.A.

(Translation of Registrant's name into English)

Avenida Graça Aranha, 26

Centro, Zip Code 20030-900

Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MANDATORY REDEMPTION OF PREFERRED CLASS “C” SHARES AND CORRESPONDING AMERICAN DEPOSITARY SHARES

AXIA Energia S.A. (“AXIA Energia” or the “Company”) hereby reports that, on August 6, 2026, the Board of Directors of the Company (the “Board”) approved the partial mandatory redemption (the “Partial Mandatory Redemption”) of 37,237,014 of the outstanding Class “C” preferred shares (the “PNC Shares”) of the Company, equivalent to approximately 6.14% of the outstanding PNC Shares and R$2,000,000,000, and the corresponding American Depositary Shares (“ADSs”), each representing one (1) PNC Share (CUSIP No. 15236F100). In connection with a Partial Mandatory Redemption, holders of PNC Shares may instead opt for the conversion of any or all of the PNC Shares subject to the Partial Mandatory Redemption into the Company’s common shares, at a ratio of 1.1:1 (the “Partial Elective Conversion”). Holders of ADSs will not be entitled to participate in the Partial Elective Conversion.

The ADSs were issued by Citibank, N.A., as depositary (the “Depositary”), with Banco Bradesco S.A. acting as custodian (the “Custodian”), pursuant to the terms and conditions set forth in that certain Deposit Agreement, dated as of December 26, 2025, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs issued thereunder (the “Preferred C Deposit Agreement”), and applicable law.

The Partial Mandatory Redemption will be applied on a pro rata basis among all holders of PNC Shares. Fractional entitlements resulting from the pro rata allocation will be disregarded (rounded down), and no payment will be made in respect of such fractional amounts. The number of PNC Shares to be redeemed from each holder shall be calculated as follows: (number of PNC Shares held by such holder) × 6.14%, rounded down to drop any fraction.

Redemption Price and Effective Date

The Partial Mandatory Redemption for holders of PNC Shares will occur on August 24, 2026 (the “Effective Date”). The ADS Redemption Payment shall occur after the Effective Date, as discussed further below. The redemption price payable by the Company per PNC Share shall be R$53.71 (the “Redemption Price”), determined in accordance with Article 11, paragraph 10, of the Company’s bylaws at the prevailing common share price.

Payment of the Redemption Price to holders of PNC Shares will be made on or promptly following the Effective Date. After the Effective Date, holders will retain their remaining PNC Shares that are not subject to the Partial Mandatory Redemption.

Procedure for Holders of PNC Shares

The Partial Mandatory Redemption will be applied automatically on a pro rata basis (disregarding fractions) to all outstanding PNC Shares as of the Effective Date. Holders of PNC Shares are not required to take any affirmative action to receive the Redemption Price. Payment of the Redemption Price will be made in Brazilian Reais (R$) through the Company's bookkeeping agent, Itaú Corretora de Valores S.A., at Av. Brigadeiro Faria Lima, 3500, 3rd Floor, Itaim Bibi, São Paulo, SP, Zip Code 04538-132, Brazil, to the account on file with the bookkeeping agent or the applicable nominee. Holders of PNC Shares held in book-entry form through a broker, bank, or other nominee should contact their nominee for further information regarding the distribution of the Redemption Price. Following the Partial Mandatory Redemption, holders will retain the remaining PNC Shares not subject to redemption.

Procedure for Holders of ADSs

As a result of the Partial Mandatory Redemption, 6.14% of the outstanding ADSs will be mandatorily redeemed for cash (the “ADS Redemption Payment”). Holders of ADSs are not required to take any affirmative action to receive the ADS Redemption Payment. The Partial Mandatory Redemption will be applied automatically on a pro rata basis to all outstanding ADSs as of the ADS record date to be established by the Depositary (the “ADS Record Date”). Fractional entitlements resulting from the pro rata allocation will be disregarded (rounded down), and no payment will be made in respect of such fractional amounts.

The ADS Redemption Payment shall occur after the Effective Date and be paid in United States dollars (US$), converted from Brazilian Reais (R$) at the applicable exchange rate after the Depositary receives the funds in Brazil, net of any applicable depositary fees (including up to US$0.05 per ADS cancelled and up to US$0.05 per ADS held for the cash distribution), taxes, and expenses. The Depositary expects to distribute the ADS Redemption Payment promptly after receipt of funds in Brazil. The Depositary will issue a separate notice to ADS Holders providing additional details regarding the timing and applicable conversion rate for the ADS Redemption Payment.

For ADSs held in The Depository Trust Company (“DTC”): The Partial Mandatory Redemption will be applied automatically by DTC on a pro rata basis to all outstanding ADSs held in DTC as of the ADS Record Date. Fractional entitlements resulting from the pro rata allocation will be disregarded (rounded down), and no payment will be made in respect of such fractional amounts. The ADS Redemption Payment will be credited by the Depositary to DTC for distribution to DTC participants and their client accounts. The portion of a holder's ADSs subject to redemption will be cancelled, and the holder will retain the remaining ADSs not subject to the Partial Mandatory Redemption. DTC participants and their clients are not required to take any affirmative action.

For ADSs held in uncertificated form (other than in DTC): The Partial Mandatory Redemption will be applied automatically by the Depositary on a pro rata basis to all outstanding ADSs as of the ADS Record Date. Fractional entitlements resulting from the pro rata allocation will be disregarded (rounded down), and no payment will be made in respect of such fractional amounts. The Depositary will mail to Holders of ADSs as of the ADS Record Date a check for the applicable ADS Redemption Payment and an account statement specifying the ADS Redemption Payment amount, as well the number of ADSs held after giving effect to the Partial Mandatory Redemption.

The ADS’s will cease trading on the New York Stock Exchange after the close of business on August 7, 2026, and will begin trading on the OTC Market Group’s Pink Limited Market on August 7, 2026. Trading in the ADSs will continue for ADSs not subject to the Partial Mandatory Redemption.

For questions regarding the Partial Mandatory Redemption, holders of ADSs may contact Citibank, N.A. - ADS Holder Services at 1-877-CITI-ADR.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2026

AXIA ENERGIA S.A.

By:	/S/ Eduardo Haiama
Eduardo Haiama Vice-President of Finance and Investor Relations

FORWARD-LOOKING STATEMENTS

This document may contain estimates and projections that are not statements of past events but reflect our management’s beliefs and expectations and may constitute forward-looking statements under Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended. The words “believes”, “may”, “can”, “estimates”, “continues”, “anticipates”, “intends”, “expects”, and similar expressions are intended to identify estimates that necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include, but are not limited to: risks related to the Partial Mandatory Redemption, including the potential dilution of existing common shareholders in connection with any conversion of PNC shares into common shares, cash outflows by the Company, and tax consequences for PNC shareholders and ADS holders, including in Brazil and the United States; and other risks described in our annual report and other documents filed with the CVM and SEC. Forward-looking statements speak only as of the date they are made, and readers are cautioned not to put undue reliance on forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, please refer to the Risk Factors section of the Company’s Annual Report on Form 20-F filed with the SEC. The Company’s securities filings can be accessed on the EDGAR section of the SEC’s website at www.sec.gov and on the Company’s website at https://ri.axia.com.br/en/. Except as expressly required by applicable securities law, the Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.